Daily Income Fund
1411 Broadway, 28th Floor
New York, New York 10018

January 9, 2014

Ms. Christina Di Angelo
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Daily Income Fund (the “Fund”)

(811-08312)

Dear Ms. Di Angelo

In connection with your review of the Form N-CSR of the Fund that was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2013 (accession number 0001193125-13-249331), the Fund acknowledges that:

1.
In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you have any questions, please feel free to contact me at 212-830-5295.

Sincerely,

/s/Christine Manna
Christine Manna, Secretary
Daily Income Fund

LEGAL_US_E # 104148233.1